Filer: Tyco International Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                               Subject Company: McGrath RentCorp
                                                   Commission File No. 000-13292


FOR IMMEDIATE RELEASE


CONTACTS:
Tyco International Ltd.                         McGrath RentCorp

Media Relations                                 Media and Investor Relations
Maryanne Kane                                   Dennis Kakures
Chief Communications Officer                    President and COO
212-424-1300/508-747-0800                       925-606-9200

Investor Relations
R. Jackson Blackstock
Senior Vice President
212-424-1344


                TYCO INTERNATIONAL TO ACQUIRE MCGRATH RENTCORP

 Acquisition Expands Tyco Capital's Product Portfolio And Recurring Revenue Base

              Immediately Accretive to Tyco Earnings and Cash Flow


Pembroke, Bermuda and Livermore, California, December 20, 2001: Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and services company, and McGrath RentCorp (NASDAQ: MGRC), a leading rental provider of modular offices and classrooms and electronic test equipment, announced today that they have entered into a definitive agreement pursuant to which a subsidiary of Tyco will acquire McGrath RentCorp. The transaction is valued at $38.00 per share to McGrath RentCorp shareholders or approximately $482 million, based on McGrath RentCorp's 12.7 million outstanding shares. The consideration will be paid by Tyco in the form of cash and Tyco shares. McGrath RentCorp shareholders will have the right to elect the percentage of their consideration paid in cash or Tyco shares, subject to the limitation that no less than 50% and no more than 75% of the consideration will be in the form of shares.

According to L. Dennis Kozlowski, Tyco Chairman and CEO: "McGrath RentCorp, with its attractive returns and strong management team, is an outstanding addition to Tyco Capital. The relocatable modular buildings business adds to our large existing equipment rental and lease operation and provides a strong platform to grow an exceptional base of recurring rental revenue. The electronic test equipment leasing business adds scale to our existing offerings and provides the ability to spread costs over a wider asset base. As is the case with all Tyco acquisitions, the transaction will be immediately accretive to both Tyco's earnings and cash flow."

McGrath RentCorp rents and sells modular buildings and accessories as well as electronic test equipment. Robert McGrath, Founder and CEO of McGrath RentCorp commented: "We are very pleased about the value of this transaction for our employees, shareholders and customers. In joining Tyco Capital, McGrath RentCorp will become part of a leading force in the leasing industry. That will open significant new avenues of growth opportunities for the business, which never would have been realized with RentCorp as an independent operator."

The transaction is subject to customary regulatory review and approval by McGrath RentCorp shareholders. The Boards of Directors of both companies have approved the transaction, the stock component of which is expected to be tax-free for the shareholders of McGrath.


ABOUT MCGRATH RENTCORP
Founded in 1979, McGrath RentCorp, under the trade name Mobile Modular Management Corporation, rents and sells modular buildings to fulfill customer's temporary and permanent space needs in California and Texas. Mobile Modular Management believes it is the largest provider of relocatable classrooms for rental to school districts for grades K - 12 in California. Through its RenTelco division, McGrath RentCorp rents and sells electronic test equipment and is recognized as the leader in communications and fiber-optic test equipment rentals throughout the United States. McGrath RentCorp's majority owned subsidiary, Enviroplex, manufactures and sells classrooms directly to school districts in California.

Drawing from McGrath RentCorp's 20 plus years of asset rent experience and business management know-how, eRentNetwork, a wholly owned subsidiary of McGrath RentCorp, develops Internet based programs and web sites serving the rental industry.



ABOUT TYCO CAPITAL
The Tyco Capital family of companies are subsidiaries of Tyco International Ltd. Tyco Capital is a leading, global source of financing and leasing capital and advisor for companies in more than 30 industries. Managing more than $50 billion in assets across a diversified portfolio, Tyco Capital, formerly known as CIT, empowers many of today's industry leaders and emerging businesses offering vendor, equipment, factoring, consumer, and structured financing capabilities. Tyco Capital operates in the United States and Canada with strategic locations in Europe, Latin and South America, and the Pacific Rim.


ABOUT TYCO INTERNATIONAL LTD.
Tyco International Ltd. is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services; and the world's largest manufacturer of specialty valves. Tyco also holds strong leadership positions in disposable medical products, financing and leasing capital, plastics and adhesives. Tyco operates in more than 100 countries and had fiscal 2001 revenues in excess of $36 billion.


FORWARD LOOKING INFORMATION
This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: future financial and operating results; and, the benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the businesses of Tyco and McGrath RentCorp will not be integrated successfully; other economic, business, competitive and/or regulatory factors affecting Tyco's and McGrath RentCorp's businesses generally.


                                       ###


Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco and McGrath RentCorp. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and McGrath RentCorp at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Tyco or from McGrath RentCorp by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, Tel: (441) 292-8674; or to
McGrathRentCorp: Corporate Secretary, 5700 Las Positas Road, Livermore, California 94550, Tel: (925) 606-9200.

McGrath RentCorp and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of McGrath RentCorp's shareholders to adopt the agreement providing for Tyco's acquisition of McGrath RentCorp. The participants in this solicitation may include the directors and executive officers of McGrath RentCorp, who may have an interest in the transaction, including as a result of holding stock or options of McGrath RentCorp. A detailed list of names and interests of McGrath RentCorp's directors and executive officers is contained in McGrath RentCorp's Proxy Statement for its Annual Meeting, held on May 20, 2001, which may be obtained without charge at the Commission's web site at www.sec.gov.